UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                          Mooney Aerospace Group, Ltd.

                                (Name of Issuer)

                    Class A Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   615579109
                                 (CUSIP Number)

                               December 31, 2002
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [_] Rule 13d-1(d)

-----------------------
  CUSIP No. 615579109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Gary Kaplowitz


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           USA

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 10,928,292

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  10,928,292

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                                0

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           10,928,292

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          7.6%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IN

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Item 1(a). Name of Issuer:
Mooney Aerospace Group, Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:
Louis Schreiner Field, Kerrville, TX, 78028

Item 2(a). Name of Persons Filing:
Gary Kaplowitz

Item 2(b). Address of Principal Business Office or, if none, Residence:
 1233 Beech Street, #3, Atlantic Beach, NY  11509

Item 2(c). Citizenship:
USA

Item 2(d). Title of Class of Securities:
Class A Common Stock, $0.0001 par value

Item 2(e). CUSIP Number:
615579109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

(a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b).[_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c).[_] Insurance  company as defined in Section  3(a)(19) of the Act (15 U.S.C.
     78c).

(d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4. Ownership.

(a). Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

(b). Percent of Class:
See the response(s) to Item 11 on the attached cover page(s).

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii).Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv).Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which

Not Applicable

Item 8. Identification and Classification of Members of the Group.
Not Applicable

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2003




                  /s/ Gary Kaplowitz
                  -------------------

                 Name: Gary Kaplowitz